UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               INPRISE CORPORATION
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    45766C102
                                    ---------
                                 (CUSIP Number)

                                  Robert Coates
                            5501 LBJ Freeway, Ste 815
                               Dallas, Texas 75240
                                  972-239-5065

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  April 9, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


1)       Name of Reporting Person.
         (S.S. or I.R.S. Identification No. of Above Persons (Entities only))
                          Management Insights, Inc. (Tax ID # 75-1730160)

2)       Check the Appropriate box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [   ]

3)       SEC Use Only ____________________________________________________

4)       Source of Funds
         OO

5)       Check box if disclosure of legal proceedings pursuant to items 2(d) or
         2(e) - [   ].

6)       Citizen or Place of Organization -
         Management Insights, Inc. - Texas

7)       Sole Voting Power -  1,439,500

8)       Shared Voting Power

9)       Sole Dispositive Power -  1,439,500

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting Person -
         1,439,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) - 3.0%

14)      Type of Reporting Person (See Instructions) - CO

                                  SCHEDULE 13D


1)       Name of Reporting Person.
         (S.S. or I.R.S. Identification No. of Above Persons (Entities only))
                                             Robert Coates

2)       Check the Appropriate box if a Member of a Group (See Instructions)
         (a)      [   ]
         (b)      [   ]

3)       SEC Use Only ____________________________________________________

4)       Source of Funds
         PF

5)       Check box if disclosure of legal proceedings pursuant to items 2(d) or
         2(e) - [   ].

6)       Citizen or Place of Organization -
         Robert Coates - Texas

7)       Sole Voting Power -  3,015,500*

8)       Shared Voting Power

9)       Sole Dispositive Power -  3,015,500*

10)      Shared Dispositive Power

11)      Aggregate Amount Beneficially Owned by Each Reporting Person -
         3,015,500*

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13)      Percent of Class Represented by Amount in Row (11) - 6.3%

14)      Type of Reporting Person (See Instructions) - IN


_______________
*Includes all of the shares held by Management Insights, Inc.

                                  SCHEDULE 13D

         ITEM 1.     SECURITY AND ISSUER
         -------------------------------

         This Schedule 13D relates to the shares of common stock of Inprise Corporation, whose principal executive offices are located at 100 Enterprise Way, Scotts Valley, California 95066-3249.

         ITEM 2.     IDENTITY AND BACKGROUND
         -----------------------------------

         This Schedule 13D is being filed by Robert Coates and Management Insights, Inc. Robert Coates is Chairman and CEO of Management Insights, Inc., which has Robert Coates and Suzanne Coates as its only shareholders. The address of Management Insights, Inc. is 5501 LBJ Freeway, Suite 815, Dallas, Texas 75240.

         None of the above persons or entities has been, during the last five years, convicted in a criminal proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
         -------------------------------------------------------------

         The filing persons used a combination of personal and corporate funds to purchase the shares of common stock. The amount of funds was approximately $17.8 million.

         ITEM 4.     PURPOSE OF TRANSACTION
         ----------------------------------

         The market value of the common stock of Inprise Corporation has been steadily decreasing. Recently, the Chief Executive Officer and Chief Financial Officer have resigned from Inprise Corporation. As an interested and significant shareholder, Robert Coates and Management Insights, Inc. will take all actions necessary as may be deemed appropriate to protect their investment in Inprise Corporation. Subject to a continuing review of the business prospects of Inprise and depending on market conditions, economic conditions and other relevant factors, Robert Coates and Management Insights, Inc. may determine to increase, decrease or entirely dispose of their holdings in Inprise, purchase by private purchase, in the open market, by tender offer or otherwise, additional equity securities of Inprise for investment, or acquire or seek to acquire control of Inprise by merger, proxy solicitation, exchange of securities, asset acquisition, tender offer or in privately negotiated transactions on such terms and at such times as they may consider desirable.

                                  SCHEDULE 13D

         ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER
         ------------------------------------------------

         Robert Coates and Management Insights, Inc. own directly 3,015,500 shares of common stock of Inprise Corporation, or approximately 6.3%. Within the past 60 days, Robert Coates and Management Insights, Inc. purchased the following common stock of Inprise Corporation: (1) 100,000 shares on April 5,
1999 for approximately $297,000; (2) 160,000 shares on April 6, 1999 for approximately $484,000; (3) 60,000 shares on April 7, 1999 for approximately $198,000; (4) 50,000 shares on April 8, 1999 for approximately $171,000; (5)
60,000 shares on April 9, 1999 for approximately $216,000; (6) 50,000 shares on April 12, 1999 for approximately $180,000;(7)160,000 shares on April 13,1999 for approximately $562,000; (8) 125,000 shares on April 14, 1999 for approximately $410,000; (9) 100,000 shares on April 15, 1999 for approximately $323,000; and
(10) 130,000 shares on April 16, 1999 for approximately $423,000.


         ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
         -----------------------------------------------------------------------
                   RESPECT TO SECURITIES OF THE ISSUER
                   -----------------------------------

         Management Insights, Inc. is a Texas Corporation that has Robert Coates and Suzanne Coates as its only shareholders. Robert Coates is Chairman and CEO of Management Insights, Inc. and Suzanne Coates is Secretary of Management Insights, Inc.

         ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------------------

         None.


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 1999
------------------------------------
Date


Management Insights, Inc. by

/s/ Robert Coates
------------------------------------
Robert Coates, Chairman & CEO

/s/ Robert Coates
------------------------------------
Robert Coates